EXHIBIT 15.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 333-13320, No. 333-10312, and No. 333-132736 on Form S-8 of our report dated June 20, 2009 and June 29, 2010 as to Note 2(q) relating to the consolidated financial statements as of March 31, 2009 and for each of the two years in the period ended March 31, 2009 of Highway Holdings Limited and its subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the retrospective adjustments for the adoption of new accounting standards for the presentation and disclosure of noncontrolling interests), appearing in the annual report on Form 20-F of the Company for the year ended March 31, 2010.

Deloitte Touche Tohmatsu
Hong Kong
June 29, 2010